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                             October 21, 2020

       Jian Zhang
       Chairman and Chief Executive Officer
       Distoken Acquisition Corporation
       Unit 1006, Block C, Jinshangjun Park
       No. 2 Xiaoba Road, Panlong District
       Kunming, Yunnan, People's Republic of China

                                                        Re: Distoken
Acquisition Corporation
                                                            Pre-effective
Amendment 1 to Registration Statement on Form S-1
                                                            Filed October 9,
2020
                                                            File No. 333-248822

       Dear Mr. Zhang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

       Pre-effective Amendment 1 to Registration Statement on Form S-1 filed October 9, 2020

       Exhibit 4.4
       Section 9.3, page 14

   1. Revise this exhibit to conform with the disclosure on pages 28 and 99 in the prospectus by stating that the
provision is applicable to claims under the Securities Act but is inapplicable to claims
under the Exchange Act or any other claim for which the federal district courts of the
United States are the sole and exclusive forum, or tell us how you will make future
investors aware of the limited applicability of the provision. For example, will you
include disclosure in your future applicable filings under the Exchange
                                                        Act?
 Jian Zhang
Distoken Acquisition Corporation
October 21, 2020
Page 2

        You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Jean C. Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameJian Zhang
                                                          Division of
Corporation Finance
Comapany NameDistoken Acquisition Corporation
                                                          Office of
Manufacturing
October 21, 2020 Page 2
cc:       Richard I. Anslow, Esq.
FirstName LastName